Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (File No. 333-58135, File No. 333-12257, File No. 333-12255, File No. 333-43047, File No. 333-31569, File No. 333-31571, File No. 333-26427, and File No. 333-103528), of our report dated February 8, 2005, with respect to the consolidated financial statements and schedules of Sinclair Broadcast Group, Inc. and subsidiaries, our report dated April 22, 2005, with respect to Sinclair Broadcast Group, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Sinclair Broadcast Group, Inc. and subsidiaries included in this Amended Annual Report (Form 10-K/A) for the year ended December 31, 2004.

/s/ Ernst & Young LLP

April 29, 2005
Baltimore, Maryland